

February 22, 2011

Mr. Joselito Christopher G. Imperial
President, Treasurer, Secretary, and Director
ERE Management, Inc.
8275 Southern Eastern Avenue, Suite 200
Las Vegas, NV 89123

> **Re:** **ERE Management, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 8-K/A (Amendment No. 1)**
> **Filed January 18, 2011**
> **File No. 000-52929**

Dear Mr. Imperial:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 8. Financial Statements and Supplementary Data

Financial Statements

1. We note that your July 31, 2010 financial statements were audited by Etania Audit Group P.C. Their audit report was issued from Cedar City, Utah and was dated October 25, 2010. The licenses of Mr. Edwin Reese Davis, Jr. and his company, Davis Accounting Group, PC, (now Etania Audit Group P.C.) lapsed on September 30, 2008 and were formally revoked as of November 4, 2010 by the Utah Division of Occupational & Professional Licensing ("DOPL"). You can find a copy of the order at

https://secure.utah.gov/llv/search/detail.html?license_id=3599263. Etania Audit Group P.C. also is not licensed to practice by Utah Division of Occupational & Professional Licensing. As Etania Audit Group, P.C. was not licensed when it issued its audit report on your financial statements, you may not include its audit report in your filings with the Commission. You should have a firm that is duly registered and in good standing under the laws of the place of its residence or principle office, and registered with the PCAOB, re-audit your financial statements as of and for the years ended July 31, 2010.

2.   You should amend your Form 10-K immediately to label the columns of the financial statements as "Not Audited." When your financial statements have been re-audited by an auditor that is duly licensed and in good standing, and is registered with the PCAOB, you should amend the Form 10-K to include that auditor's report.

Item 9A. Controls and Procedures, page 30

3.   You include management's report on internal controls over financial reporting; however, you do not include management's conclusion on the effectiveness of disclosure controls and procedures. We note that your Section 302 officer certification filed as Exhibit 31.1 appropriately includes paragraph 4(c) indicating that the certifying officer has evaluated the effectiveness of the registrant's disclosure controls and procedures and presented the conclusion in this report. Please amend your Form 10-K to include management's conclusion regarding the effectiveness of the company's disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

Form 8-K/A (Amendment No. 1)

4.   In providing information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate that the Etania Audit Group P.C. was not duly licensed when it issued an audit opinion on your financial statements included in your latest Form 10-K and, accordingly, those financial statements are not considered to be audited. We believe the issuance of an audit report while the firm was not licensed would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief